To Our Shareholders:

  Net income was $402,000 for the second quarter, compared to $498,000 for the same quarter last year. This drop off in earnings was due largely to the rapid decline in our electronics business with Cisco Systems and some general softening in certain segments of the capital goods market impacting our sales of electrical transformers.

  Several years ago, we introduced sealed FNC nickel cadmium rechargeable batteries, the first entirely maintenance-free high performance battery designed specifically for aerospace applications. Many of the early users of this battery have found its performance and operational savings to be even greater than first anticipated. In recent months, several major OEMs have invited us to review new programs under their development where this technology might be appropriate. It is likely, in the years ahead, that the application base for our sealed FNC nickel cadmium batteries will expand into new applications throughout the aerospace and military markets.

  Our Electronics Division continues to focus on developing new sales to fill the void created by the loss of Cisco Systems. This spring, we look forward to the startup of two new programs for McDATA and the production ramp up of new business with Picker International.

  The Power Distribution Products Division is making good progress penetrating Latin American markets. The Division is expected to have a new distribution warehouse and manufacturing facility in Monterrey, Mexico, by year-end. Renewed focus on domestic OEMs is beginning to yield results, with several new orders pending.

  Our balance sheet is the strongest it has been in a decade, and, operationally, in our 82-year history, we have never been more efficient. Our focus throughout the organization is on new sales growth.



Robert J. McKenna
Chairman and CEO

February 5, 1999

ACME ELECTRIC CORPORATION
East Aurora, New York

  The following tables set forth certain unaudited financial information for the twenty-six-week periods ended January 2, 1999, and December 27, 1997 (in thousands, except for per share data):

                                       BALANCE SHEET
                                       -------------
                                01/02/99  12/27/97  06/30/98
                                --------  --------  --------
Current Assets                   $23,103   $29,217   $27,106
Fixed Assets
  and Other - Net                 18,417    19,948    18,389
                                  ------    ------    ------
    Total                        $41,520   $49,165   $45,495
                                  ======    ======    ======

Current Liabilities              $10,423   $11,410   $11,864
Long-Term Debt                    11,075    20,568    14,556
Shareholders' Equity              20,022    17,187    19,075
                                  ------    ------    ------
    Total                        $41,520   $49,165   $45,495
                                  ======    ======    ======


                                      INCOME STATEMENT
                                      ----------------
                     13 Weeks  13 Weeks  13 Weeks  13 Weeks  13 Weeks
                       Ended     Ended     Ended     Ended     Ended
                      01/02/99  12/27/98  01/02/99  12/27/97  06/30/98
                      --------  --------  --------  --------  --------

Net Sales              $18,803   $22,752   $41,181   $44,931   $90,916
Net Income                $402      $498      $924      $668    $2,529
Net Income Per
  Common Share
    (Basic and Diluted)   $.08      $.10      $.18      $.13      $.50

Weighted Average Number
  of Shares Outstanding
  Used to Compute Income
  Per Common Share:
    Basic                5,057     5,044     5,056     5,043     5,046
    Diluted              5,088     5,059     5,078     5,058     5,060